Filed by Fiat Chrysler Automobiles N.V.
pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Fiat Chrysler Automobiles N.V.
(Commission File No.: 001-36675)

The following communication was distributed to employees of Fiat Chrysler Automobiles N.V. on October 31, 2019.
Dear Colleagues,
I’m pleased to announce that we are taking steps towards a 50/50 merger with Groupe PSA aimed at creating a leading global mobility group - one with the scale, talent and resources to compete and win in a transforming industry.
The combination of our two businesses would create the 4th largest automotive group with potential annual sales of nearly 9 million vehicles and combined revenues of some €170 billion. It would unite the groups’ respective brand strengths across Luxury, Premium, Mainstream Passenger Car, SUV and Trucks & Light Commercial. And it would benefit from pooled capabilities in the key technologies that are reshaping the future of mobility.
By becoming one single group, we would be able to generate significant value, delivering approximately €3.7 billion in estimated annual run-rate synergies from investment efficiencies from sharing vehicle platforms, powertrains, technologies and enhanced purchasing power. These synergies are NOT based on closing plants.
Let me add that this proposed merger is about more than just numbers and synergies. We would be bringing together two companies with a shared vision, openness and trust in each other. On a personal note, my respect for and friendship with Groupe PSA’s CEO, Carlos Tavares, stretch back nearly a decade. I am inspired by the prospect of working together with him and all of you to build a great new company together.
Merging companies and cultures is something we know how to do well. FCA is a product of our ability to leverage each other’s backgrounds, embrace diversity and collectively drive for results.
The combination we envision with Groupe PSA will build on that success.
We hope to finalize our discussions and reach a Memorandum of Understanding in the coming weeks. Then it will take some time to agree on definitive documentation and complete the necessary consultations and shareholder approvals. In the meantime, it is vitally important that we continue to operate as a strong and independent company, delivering on our business plan and the results we have committed to.
In the very near future, I’ll be hosting a global town hall meeting where I will share more about the state of our business, the announced merger and my expectations for the rest of this year. I’ll look forward to taking as many of your questions as I can.
Thank you again for all your hard work and commitment.

FORWARD-LOOKING STATEMENTS
This communication contains forward-looking statements. These statements are based on the FCA’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: volatility and deterioration of capital and financial markets, changes in commodity prices, changes in general economic conditions, economic growth and other changes in business conditions, weather, floods, earthquakes or other natural disasters, changes in government regulation, production difficulties, including capacity and supply constraints, uncertainties as to whether the proposed business combination will be agreed or consummated or as to the timing thereof as well as the realization of the anticipated synergies therefrom, and many other risks and uncertainties, most of which are outside of the FCA’s control.
FCA and its affiliates, directors, advisors, employees and representatives, expressly disclaim any liability whatsoever for such forward-looking statements.
Forward-looking statements speak only as of the date they are made. FCA does not assume any obligation to update any public information or forward-looking statement in this communication to reflect new information, future events or circumstances or for any other reason after the date of this communication, except as may be required by applicable laws, and any opinion expressed in this communication is subject to change without notice. FCA shall not have any obligation to correct any inaccuracies therein or omissions therefrom which may become apparent.
This communication includes some information on specific transaction proposals that remain subject to discussions and certain approvals and other conditions.
IMPORTANT NOTICE
By reading the above, you further agree to be bound by the following limitations and qualifications:
This communication is for informational purposes only and is not intended to and does not constitute an offer or invitation to exchange or sell or solicitation of an offer to subscribe for or buy, or an invitation to exchange, purchase or subscribe for, any securities, any part of the business or assets described herein, or any other interests or the solicitation of any vote or approval in any jurisdiction in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. This communication should not be construed in any manner as a recommendation to any reader of this communication.
This communication is not a prospectus, product disclosure statement or other offering document for the purposes of Regulation (EU) 2017/1129 of the European Parliament and of the Council of June 14th 2017, as amended from time to time and as implemented in each member State of the European Economic Area and under French and Dutch law and regulation.
An offer of securities in the United States pursuant to a business combination transaction will only be made, as may be required, through a prospectus which is part of an effective registration statement filed with the US Securities and Exchange Commission (“SEC”). Shareholders of Fiat Chrysler Automobiles N.V. (“FCA”) and Peugeot S.A. who are US persons or are located in the United States are advised to read the registration statement when and if it is declared effective by the US Securities and Exchange Commission because it will contain important information relating to the proposed transaction. You may obtain copies of all documents filed with the SEC regarding the proposed transaction, documents incorporated by reference, and FCA’s SEC filings at the SEC’s website at http://www.sec.gov. In addition, the effective registration statement will be made available for free to shareholders in the United States.